7/3

02042414

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JNR Resources Inc.

*CURRENT ADDRESS

PROCESSED

JUL 15 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4720 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/5/02

File No. 82-4720

ARS
1-31-02

JNR RESOURCES INC.

Annual Report & Proxy Material

2002

02 JUL -3 AM 10:03

Contents

Accompanying Documents

#921, 470 GRANVILLE STREET, VANCOUVER, B.C. V6C 1V5, CANADA TELEPHONE (604) 689-7422 FAX (604) 682-8566

JNR RESOURCES INC.

921 - 470 Granville Street
Vancouver, B.C., V6C 1V5
Telephone: (604) 684-5118

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of Members of JNR Resources Inc. (the "Company") will be held on Tuesday, July 31st, 2002, at 9:00 a.m. (Vancouver time) at Suite 921, 470 Granville Street, Vancouver, British Columbia, to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive and consider the audited financial statements of the Company for the fiscal year ended January 31st, 2002, and the Auditors' Report thereon dated May 29, 2002.

2. To elect directors to hold office until the close of the next Annual General Meeting;

3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditor of the Company;

4. To authorize the directors to amend the exercise price of stock options previously granted to directors, senior officers, employees and other insiders of the Company;

5 To transact such other business as may properly be transacted at or come before the meeting or any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C., during normal business hours up to July 31, 2002, being the date of the Meeting, and at the Meeting.

The directors of the Company have fixed June 18, 2002 as the record date for the determination of the members entitled to receive this Notice.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 17th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

T. Andrew Parker, Secretary

JNR RESOURCES INC.

Suite 921 - 470 Granville Street
Vancouver, British Columbia, V6C 1V5, Canada
Telephone (604) 689-7422

INFORMATION CIRCULAR AS AT JUNE 17, 2002

SOLICITATION OF PROXIES

This Proxy Circular accompanies the Notice of the July 31st, 2002, Annual General Meeting (the "Meeting") of the shareholders of JNR Resources Inc. (the "Company") and is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting, or at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

This solicitation of proxies is being made by mail but may be supplemented by telephone or other personal contact made by officers or employees of the Company without special compensation therefor. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principals' authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

This proxy is solicited by the management of the Company. The persons named in the enclosed form of proxy (the "Form of Proxy") are, respectively, the President and the Secretary of the Company.

A registered shareholder of the Company or, subject to applicable laws, an intermediary who holds shares of the Company on behalf of a non-registered shareholder (each, a "shareholder:), has the right to appoint an individual to attend and act for him and on his behalf at the Meeting other than one of the persons named in the enclosed Form of Proxy. A shareholder who does not wish to appoint either of the persons so named should insert, in the blank space provided, the name and address of the individual whom he wishes to appoint as proxyholder. That individual need not be a shareholder.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder on whose behalf the proxy was given or the revocation of the appointment unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the Meeting at any time before the vote is cast.

A shareholder who has given a proxy may revoke it before it is exercised by an instrument in writing executed in the same manner as a proxy and delivered to CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, B.C., V6E 3X1 or, if delivered by mail to CIBC Mellon Trust Company, P.O. Box 1900, Vancouver, B.C., V6E 3K9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the chairman of the Meeting prior to such Meeting or at any adjournment thereof and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner provided or permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Proxy Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

AMENDMENTS OR VARIATIONS AND OTHER MATTERS

The Company is not now aware of any amendment to or variation of any of the matters identified in the accompanying Notice of Meeting or of any other matter on which action is to be taken at the Meeting. A proxy in the enclosed form will, however, confer discretionary authority on a proxyholder named therein to vote on any amendment to or variation of any matter that may properly come before the Meeting.

VALIDITY OF PROXY

A proxy will not be valid unless signed by the shareholder or the shareholder's agent duly authorized in writing or, if the shareholder is a corporation, under its seal or by an officer or agent thereof duly authorized. If a proxy is executed by an agent for a shareholder then the empowering instrument or a notarial copy thereof must accompany the proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF SECURITIES

The Company is authorized to issue 100,000,000 Common Shares without par value the ("Common Shares"). As at June 17, 2002, the Company had outstanding 43,747,027 Common Shares without par value. Only holders of Common Shares are entitled to vote at the Meeting and each share carries the right to one non-cumulative vote. The directors of the Company have fixed June 18, 2002 as the record date for the determination of the shareholders entitled to receive notice of or vote at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who or corporations which beneficially own, directly or indirectly, hold, or who exercise control or direction over voting shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company are:

Name of Shareholder	Number of Shares Held	Percentage Of Total
Nil		

Any shareholder of record at the close of business on the Record Date, Tuesday, June 18th, 2002, who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to receive the Notice of Meeting and to vote or to have his shares voted at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this item, "Executive Officers" means the chairman and any vice-chairman of the board of directors, where that person performs the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit and any officer of the Corporation or of a subsidiary who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation or subsidiary.

1. Number of Executive Officers of the Corporation: Two

2. Aggregate cash consideration paid or payable to Executive Officers for services rendered for the fiscal year ended January 31, 2002: $53,600.

3. Options: The guidelines determining the shares of the Corporation reserved for option to Executive officers are set out in the TSX Venture Exchange Policy Statement #4.4.

Executive Officers of the Company

The following table sets forth, for each of the Corporation's three most recently completed financial years, the compensation of the President (also referred to herein as the "CEO") and the four most highly compensated executive officers of the Corporation, other than the CEO. No persons earned in excess of $100,000 per annum during such periods. The CEO and the Secretary are therefore the only "Named Executive Officers".

Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($) (2)	Other Annual Compen-sation ($)	Securities Under Options/ SARs (3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (4) payouts ($)	
Dale W. Hoffman (deceased) formerly President and Chief Executive Officer	2000 2001 2002	- - -	- - -	$30,000 $30,000 n/a	500,000(5) 940,000(5) n/a	- - -	- - -	- - -
Richard T. Kusmirski President and Chief Executive Officer (6)	2000 2001 2002	- - -	- - -	n/a n/a $31,500	n/a 400,000(5) 1,000,000(5)	- - -	- - -	- - -
T. Andrew Parker Secretary	2000 2001 2002	- - -	- - -	$17,061 $19,270 $22,100	500,000(5) 400,000(5) 600,000(5)	- - -	- - -	- - -

Notes: (1) 12 months ended January 31, for each year
(2) Bonus amounts are paid in cash in the year following the year in which they are earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Comprised of common shares subject to option.
(6) Not appointed to position until February 7, 2001.

Options and Appreciation Rights:

Incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (February 1, 2001 to January 31, 2002) (the "Financial Period") as follows:

Richard T. Kusmirski: Granted March 7, 2001, to purchase up to 600,000 common shares at a price of $0.10 per share until March 7, 2006;

T. Andrew Parker: Granted March 7, 2001, to purchase up to 200,000 common shares at a price of $0.10 per share until March 7, 2006;

During the Financial Period, no share purchase options were exercised by the Executive Officers. As at June 17, 2002, incentive share purchase options are outstanding to the Executive Officers on a total of 1,600,000 shares.

Pension Plan

The Corporation does not have any pension plan arrangements in place.

MANAGEMENT CONTRACTS

The amount of $31,500 was paid or was payable to the President of the Company, for the fiscal year ended January 31, 2002. Currently, there is no management agreement in effect. During the same period amounts were paid or were payable to Infineer Services Inc., a company controlled by the Secretary of the Company, of $16,260 for shared office rent and disbursements and of $22,100 for corporate services rendered.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the beginning of the last completed fiscal year, no insider of the Company, nominee for director, nor any associate or affiliate of an insider or a nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company, except as otherwise disclosed herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting except as disclosed herein. For the purpose of this paragraph "person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed fiscal year, no loans have been made, nor are any loans proposed to be made, to directors, senior officers, proposed nominees and/or their associates or affiliates.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Corporation. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.
MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE CORPORATION HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.
The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years	First and Present Position with the Company	Approximate no. of voting securities beneficially owned, directly or indirectly, or over which direction or control is exercised
Richard T. Kusmirski Canada	President of the Company; Self-employed consulting geologist	Director, President and C.E.O. 2000 to date	380,000 (1)
*T. Andrew Parker Canada	Secretary of the Company, President and CEO of Infineer Services Inc., Secretary of Consolidated Pine Channel Gold Corp. and United Carina Resources Corp.	Director and Secretary 1995 to date	Nil
*Leslie S. Beck Canada	Self-employed consulting geologist.	Director 2000 to date	Nil

* *(Members of the Audit Committee of the Board)*

- *Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.*

- *For the purposes of disclosing positions held in the Company, "Company" shall include the Company and a parent or subsidiary thereof.*

- *Common shares beneficially owned by nominees (directly or indirectly or over which control is exercised) is based on information furnished to the Company by the nominees.*

(1) The Directors also hold non-transferable share purchase warrants, as follows:

Name of Director	Non-transferable Share Purchase Warrants Held	Expiry Date
Richard T. Kusmirski	100,000	July 6, 2002
Richard T. Kusmirski	100,000	October 25, 2002
Richard T. Kusmirski	100,000	March 2, 2003
TOTAL	300,000	

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless otherwise directed, the persons named in the enclosed Instrument of Proxy will vote for the appointment of Ellis, Foster, Chartered Accountants, as Auditors of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. The Auditors were first appointed on November 15, 1995, by resolution of the directors.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

Incentive stock options may be granted to directors and employees of the Company and the exercise prices thereof may be amended in accordance with Policy 4.4 of the TSX Venture Exchange. In summary, the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options will not exceed 10% of the issued shares of the Company (as to a maximum of 5% with respect to any one individual) at the time of granting. The exercise price per share will not be less than the Discounted Market Price (as defined in TSX Venture Exchange Policy 1.1) based on the closing price of the Company's shares on the trading day immediately preceding the date on which the directors grant and publicly announce the options.

(b) Amending of Options

At the end of the most recently completed financial year (February 1, 2001 to January 31, 2002) and to the date of this Information Circular, the Company has granted incentive stock options to three directors of the Company. Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the directors and number of shares of the Company held by each director.

The approval of the shareholders will be sought that a general authority be given to the directors to amend the exercise price of options granted to the directors, senior officers, employees and other insiders (collectively the "Optionees") of the Company until the next Annual General Meeting of the Company, to exercise prices per share as are agreed upon and at the discretion of the Board of Directors, in accordance with the policies of the TSX Venture Exchange and upon terms and conditions subject to the approval of the regulatory authorities having jurisdiction and that no further resolution or approval by the shareholders shall be required for the implementation thereof.

(c) Summary of Number of Securities under Option

In summary, incentive stock options to purchase common shares without par value granted during prior periods are on a total of 3,283,000 shares as at the date hereof, of which 2,485,000 pertain to insiders.

Management is seeking shareholder approval to the following ordinary resolution:

"RESOLVED as an ordinary resolution that a general authority be given to the directors to amend the exercise price of stock options previously granted to directors, senior officers, employees and other insiders (collectively, the "Optionees") of the Company, until the next Annual General Meeting of the Company, to such prices per share as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the TSX Venture Exchange, and upon terms and conditions subject to the approval of the regulatory authorities having jurisdiction, and that no further resolution or approval by the members shall be required for the implementation thereof."

OTHER BUSINESS

Management is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

DATED at Vancouver, British Columbia, this 17th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECORS

T. Andrew Parker, Secretary

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
_____ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER JNR RESOURCES INC.

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

WEB SITE www.jnrresources.com EMAIL info@jnrresources.com

FOR QUARTER ENDED JANUARY 31, 2002

DATE OF REPORT JUNE 14, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2002 / 06 /17
"T. A. Parker"	T. ANDREW PARKER	2002 / 06 /17

JNR RESOURCES INC.

Consolidated Financial Statements

January 31, 2002 and 2001

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

JNR RESOURCES INC.

We have audited the consolidated balance sheets of **JNR RESOURCES INC.** as at January 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Ellis Foster

Vancouver, Canada
May 29, 2002

Chartered Accountants

JNR RESOURCES INC.

Consolidated Balance Sheet
January 31, 2002 and 2001

	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ 11,468	$ 893,104
Accounts receivable	57,332	47,915
Marketable securities	2,000	-
Prepaid expenses	62	691
	70,862	941,710
Capital assets (note 4)	5,982	2,730
Mineral properties and rights (note 5)	5,036,495	4,303,429
	$ 5,113,339	$ 5,247,869
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 83,499	$ 299,697
Taxes payable	115,103	-
	198,602	299,697
SHAREHOLDERS' EQUITY		
Share capital (note 6)	10,755,393	10,545,393
Deficit	(5,840,656)	(5,597,221)
	4,914,737	4,948,172
	$ 5,113,339	$ 5,247,869

Approved by the Directors: "R. T. Kusmirski" R. T. Kusmirski "T.A. Parker" T.A. Parker

JNR.RESOURCES INC.

Consolidated Statement of Operations and Deficit
Years Ended January 31, 2002 and 2001

	2002	2001
Revenue		
Interest income	$ 7,802	$ 12,241
Project management fees	107,953	7,127
	115,755	19,368
Deferred exploration and development costs		
North Athabasca Project	280	-
Saskatchewan Uranium Projects	1,033,195	1,851,342
Greywacke Claims	259	-
	1,033,734	1,851,342
Administrative expenses		
Amortization	1,538	1,170
Bank charges	323	428
Corporate services	22,100	19,270
Filing fees	7,904	20,935
General meetings	7,864	5,957
Management fees	31,500	30,000
Office expense	11,456	12,319
Premises expense	8,783	6,868
Printing	3,325	6,752
Professional fees	39,923	22,836
Shareholder relations	17,344	36,332
Telecommunications	3,411	5,520
Transfer agency costs	4,627	9,090
Travel and promotion	15,094	14,291
Wages	217,775	23,198
	392,967	214,966
Less cost recoveries	(207,779)	-
	185,188	214,966
Total costs	1,218,922	2,066,308
Less deferred costs	(1,033,734)	(1,851,342)
	185,188	214,966
Operating loss for the year	(69,433)	(195,598)
Income and capital taxes	(116,622)	(234)
Mineral property costs abandoned	(57,380)	(710,202)
Loss for the year	(243,435)	(906,034)
Deficit, beginning of year	(5,597,221)	(4,691,187)
Deficit, end of year	$ (5,840,656)	$ (5,597,221)
Loss per share - basic and diluted	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	43,381,274	34,007,184

JNR RESOURCES INC.

Consolidated Statement of Cash Flows
Years Ended January 31, 2002 and 2001

		2002		2001
Cash flows from (used in) operating activities				
Operations				
Loss for the year	$	(243,435)	$	(906,034)
Items not involving cash				
Amortization		1,538		1,170
Costs of mineral properties abandoned		57,380		710,202
		(184,517)		(194,662)
Changes in non-cash items				
Increase in accounts receivable		(9,417)		(28,729)
Decrease in prepaid expenses		629		683
Increase (decrease) in accounts payable and accrued liabilities		(216,198)		247,576
Decrease in due to director		-		(14,170)
Increase in income taxes payable		115,103		-
		(294,400)		10,698
Cash flows from financing activities				
Issuance of share capital for cash		210,000		2,502,000
Cash flows used in investing activities				
Deferred exploration expenditures, net of cost recovery		(788,238)		(1,599,877)
Acquisition of mineral properties and rights		(4,208)		(54,215)
Purchase of capital assets		(4,790)		-
		(797,236)		(1,654,092)
Increase (decrease) in cash and cash equivalents		(881,636)		858,606
Cash and cash equivalents, beginning of year		893,104		34,498
Cash and cash equivalents, end of year	$	11,468	$	893,104

1. Going Concern

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and rights is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts for JNR Resources Inc. and its wholly owned subsidiary, June Resources (U.S.) Inc., a United States company incorporated in the State of Wyoming.

3. Significant Accounting Policies (continued)

Foreign Exchange Translation

Foreign operations are financially and operationally dependant on the parent company and have been translated to Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities and average rates for the year for revenue and expenses. Foreign exchange gains and losses are included in income.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Marketable Securities

Marketable securities are valued at the lower of cost or market.

Mineral Properties and Rights

The company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

3. Significant Accounting Policies (continued)

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at January 31, 2002, there were no cash equivalents (2001 - $400,000).

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

Comparative Figures

Certain 2001 figures have been reclassified to conform to the financial statement presentation adopted for 2002.

Capital Assets

Capital assets are amortized on a declining balance basis at a rate of 30% per annum.

4. Capital Assets

Capital assets comprise the following:

	Cost	Accumulated Amortization	Net Book Value 2002	Net Book Value 2001
Computer equipment	$ 12,969	$ 6,987	$ 5,982	$ 2,730

5. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, of which the costs associated with each are as follows:

Property	Property Costs	Deferred Exploration Costs	Total at January 31, 2002	Total at January 31, 2001
North Athabasca Project, SK	$ 6,346	$ 322,352	$ 328,698	$ 328,418
Saskatchewan Uranium Projects	236,789	6,446,674	6,683,463	5,706,559
Greywacke Claims, SK	3,094	259	3,353	-
	246,229	6,769,285	7,015,514	6,034,977
Less: cost recovery	-	(1,979,019)	(1,979,019)	(1,731,548)
	$ 299,426	$ 4,790,266	$ 5,036,495	$ 4,303,429

Details of these mineral properties or interests in mineral properties are as follows:

(a) North Athabasca Project

A 50% interest in CBS-8175, situated north of the Pine Channel of Lake Athabasca, Saskatchewan. To January 31, 2002, the Company has expended $6,346 on acquisition costs and $322,352 on exploration of the claim.

(b) Saskatchewan Uranium Projects

Since 1997, the Company acquired by staking 78 mineral claims, of which it retains a total of 25 claims, totalling 79,773 ha., in uranium-prospective areas of the Athabasca Basin of northern Saskatchewan.

5. Mineral Properties and Rights (continued)

By way of a Letter of Intent dated January 14, 1998, formalized by a Property Rights Agreement dated January 29th, 1998, the Company granted to Kennecott Canada Exploration Inc. ("Kennecott") the right of first refusal and the right to elect to earn up to 65% interest in any or all of the claim groups. By contributing a total of $1,500,000 in exploration funding by January 31, 1999 (contributed), Kennecott was entitled, by December 31, 1999, to elect to earn a 65% working interest in any of the claim blocks. By selecting one claim block and committing to a minimum $300,000 first year work program or by matching a higher third party offer, Kennecott would have until December 31, 2001, to select further claim blocks in which it may earn a 65% working interest. By selecting two or more claim blocks and committing to each a minimum $300,000 first year work program or by matching a higher third party offer, Kennecott had until December 31, 2002, to select further claim blocks in which it may earn a 65% working interest. In addition, after contribution of the initial $1,500,000, Kennecott was granted the right to purchase, by way of private placement, shares of the Company equal to 9.9% of the Company's outstanding stock on a fully-diluted basis.

Pursuant to a private placement and joint venture agreement dated February 15, 2000, the Company and Kennecott agreed that:

(i) Kennecott would subscribe for 2,500,000 units of the Company's capital, each unit being comprised of one common share and one-half of one non-transferable share purchase warrant, at a price of $0.20 per unit. Each warrant may be exercised to purchase one common share at a price of $0.30 per share until two years from the closing date;

(ii) all claims acquired within the Athabasca Basin subsequent to August 31, 1999, were owned jointly by the Company and Kennecott, each as to a 50% interest.

Pursuant to a Letter of Intent dated May 24, 2000, the Company and Kennecott agreed that:

(i) Kennecott would subscribe for 800,000 units of the Company's capital, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.25 per unit. Each warrant may be exercised to purchase one common share at a price of $0.30 per share until two years from the closing date;

5. **Mineral Properties and Rights** (continued)

(ii) Kennecott would provide a further $200,000 contribution of capital, specifically for exploration on the Saskatchewan Uranium Project;

(iii) Upon the closing date of the May 24, 2000 private placement, the Property Rights Agreement dated January 29, 1998, was terminated and the Joint Venture Agreement dated February 15, 2000, was to be amended to include all of the Saskatchewan Uranium Project properties; and

(iv) Kennecott may earn a 65% interest in the Moore Lake property, by expending a further $10,000,000 on exploration of that property, with a minimum expenditure of $300,000 in the first year and $1,000,000 in each subsequent year. Kennecott may earn an additional 5% interest in the Moore Lake property by funding all further expenditures, to make a decision to mine the property or by making a total of $100,000,000 in exploration expenditures on the property, whichever first occurs.

On October 25, 2000, Kennecott provided notice to the Company that it would proceed with further exploration to earn a 65% interest in the Moore Lake group of claims.

To January 31, 2002, Kennecott had contributed a total of $1,700,000 in direct exploration funding to the project, in addition to a total of $1,547,000 in private placements, the proceeds of which were to be expended on exploration of the Saskatchewan Uranium Project properties. The Company has also invoiced Kennecott for a further $272,019 for costs incurred on the project by the Company on behalf of Kennecott.

To January 31, 2002, the Company had expended a total of $1,021,721 on acquisition of the claims, including the $7,500 value of an aggregate 20,000 shares issued as finder's fees, and had written off $784,932 on lapsed claims, for a carried acquisition cost of $236,789. To January 31, 2002, the Company had expended a total of $6,446,674 on exploration of the remaining claims, of which it had recovered $1,972,019 from Kennecott.

5. Mineral Properties and Rights (continued)

(c) Greywacke Claims

In May, 2001, the Company and Shane Resources Ltd. ("Shane") jointly acquired by staking 4 mineral claims in the Dickens Lake area of northern Saskatchewan, the Greywacke Claims. Pursuant to an agreement dated May 22, 2001, the Company and Shane entered into an option agreement granting to Masuparia Gold Corp. ("Masuparia") the right to earn an interest of up to 70% in the Company/Shane Greywacke Claims. Under the agreement, Masuparia may earn a 51% interest in the two claims by making a property payment of $10,000 (made), expending an aggregate $850,000 on exploration of the claims by May 25, 2005, and issuing an aggregate 500,000 common shares, staged against exploration, by May 25, 2005. Thereafter, Masuparia may increase its interest to 70% by expending a further $2 million on exploration of the claims by May 25, 2008.

To January 31, 2002, the Company had incurred net acquisition costs of $3,094 and exploration costs of $259 in respect of the claims, and had received a property payment of $5,000 and shares valued at $2,000 from Masuparia.

6. Share Capital

Authorized: 100,000,000 common shares with no par value.

10,000,000 convertible preferred shares with a par value of $1 each. The directors may deem the shares to be cumulative at date of issuance.

Issued:

As of January 31, 2002, the Company's issued share capital was as follows:

	2002		2001	
	Number of shares	$ Amount	Number of Shares	$ Amount
Preferred shares	3,000	$ 3,000	3,000	$ 3,000
Common shares				
Balance, beginning of year	41,647,027	10,542,393	26,425,760	8,040,393
Issued for cash during year	2,100,000	210,000	15,221,267	2,502,000
Balance, end of year	43,747,027	10,752,393	41,647,027	10,542,393
		$ 10,755,393		$ 10,545,393

(a) On March 23, 2001, the Company issued 1,000,000 units, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.10 per unit, pursuant to a private placement subscription agreement dated February 22, 2001. One warrant may be exercised to purchase one additional common share at a price of $0.15 until March 23, 2002. These warrants have expired unexercised.

(b) On April 16, 2001, the Company issued 1,100,000 units, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.10 per unit, pursuant to private placement subscription agreements dated March 2, 2001. One warrant may be exercised to purchase one additional common share at a price of $0.15 until March 2, 2003.

6. **Share Capital** (continued)

(c) During the year, the Company granted employee and director share purchase options, as follows:

(i) granted pursuant to Share Purchase Option Agreements dated March 7, 2001, to one employee and three directors, share purchase options on a total of 975,000 shares, exercisable for five years at a price of $0.10 per share;

(ii) granted pursuant to a Share Purchase Option Agreement dated January 4, 2002, to one employee, a share purchase option on 225,000 shares, exercisable for five years at a price of $0.10 per share.

(d) As at January 31, 2002, the following director and employee share purchase options were outstanding:

		Number of Shares Under Option	Exercise Price	Expiry Date
Directors:	(1)	400,000	$ 0.15	October 6, 2002
	(1)	560,000	0.11	May 3, 2005
	(3)	900,000	0.10	March 7, 2006
Employees:	(2)	373,000	0.15	April 21, 2004
	(1)	75,000	0.10	March 7, 2006
	(1)	225,000	0.10	January 4, 2007
		2,533,000		

(e) As at January 31, 2002, share purchase warrants of the Company were outstanding as follows:

Date of Private Placement	Number Outstanding	Exercise Price Per Warrant	Expiry Date
January 26, 2000	1,250,000	$ 0.30	February 18, 2002
February 22, 2002	1,000,000	0.15	March 23, 2002
July 6, 2000	666,667	0.17	July 6, 2002
October 25, 2000	2,500,000	0.15	October 25, 2002
March 2, 2001	1,100,000	0.15	March 2, 2003
	6,516,667		

All warrants with expiry dates of February 18, 2002 and March 23, 2002, have expired unexercised.

6. Share Capital (continued)

(f) As at January 31, 2002, 290,000 shares were held in escrow, the release of which shares is subject to the approval of the regulatory authorities.

See also note 9, "Subsequent Events", for further information with respect to share capital transactions, stock options and share purchase warrants.

7. Related Party Transactions

During the year, management fees of $31,500 (2001 - $30,000) were paid or accrued as payable pursuant to a management agreement, to a company of which the sole shareholder is a director of JNR Resources Inc.

During the year, payments totalling $38,360 ($2001 - $35,851) were made or accrued as payable to a company of which the sole shareholder is a director of JNR Resources Inc., for corporate services ($22,100), office rent and expense ($14,397) and for recovery of disbursements ($1,863).

During the year, payments totalling $14,660 were received or accrued as receivable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp., a company with common directors and officers.

During the year, payments totalling $14,660 were received or accrued as receivable in respect of shared office staff payroll from United Carina Resources Corp., a company with common directors and officers.

8. Segmented Information

Geographic 2001	Canada	USA	Total
Revenue	$ 115,755	$ -	$ 115,755
Segment operating net income (loss)	$ (243,435)	$ -	$ (243,435)
Identifiable assets	$ 5,113,339	$ -	$ 5,113,339

Geographic 2001	Canada	USA	Total
Revenue	$ 19,368	$ -	$ 19,368
Segment operating net income (loss)	$ (905,374)	$ (660)	$ (906,034)
Identifiable assets	$ 5,247,869	$ -	$ 5,247,869

9. Subsequent Events

(a) Subsequent to January 31, 2002, the Company issued a press release announcing a private placement of 150,000 units at a price of $0.10 per unit. The Company did not proceed with the planned private placement.

(b) Subsequent to January 31, 2002, the Company entered into an agreement in which the Company has been granted an option to acquire from Consolidated Pine Channel Gold Corp. ("Pine") and United Carina Resources Corp. ("Carina") up to a 70% interest in mineral claims totalling 12,500 ha, located in the Fort a la Corne area of north-central Saskatchewan. The Company, Pine and Carina have common directors and officers. A 60% interest may be earned by the Company's issuance of 100,000 shares and, over a two year period, payments totalling $40,000 and expenditures totalling $200,000 on exploration of the claims. The Company may increase its interest to 70% by expending a further $300,000 on exploration on the claims by the third anniversary of the agreement.

(c) Subsequent to January 31, 2002, the Company granted share purchase options to one employee and to three directors on a total of 750,000 shares, exercisable at $0.10 per share until May 17, 2007.

10. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risk arising from financial instruments.

11. Non-cash Financing Activities

During the current year, 50,000 shares of Masuparia Gold Corp. were received by the Company pursuant to a mineral property option agreement. The total value of these shares at the time they were received was $2,000.

JNR RESOURCES INC.

Schedule of Consolidated Deferred Exploration Costs
Years Ended January 31, 2002 and 2001

	North Athabasca Project	Saskatchewan Uranium Claims	Saskatchewan Diamond Project	Total 2002	Total 2001
Balance January 31, 2000	$ 322,072	$ 3,681,931	$ -	$ 4,004,003	$ 2,548,065
Geophysical surveys	-	247,506	-	247,506	311,313
Drilling	-	455,113	-	455,113	991,292
Geologists analyses & report preparation	280	87,273	259	87,812	188,964
Mob/demob. travel, camps & accommodations	-	243,169	-	243,169	124,871
Overhead & project management	-	134	-	134	230,383
Other costs (recoveries)	-	-	-	-	4,519
Total costs for the year	280	1,033,195	259	1,033,734	1,851,342
Cost recovery	-	(240,471)	(7,000)	(247,471)	(231,549)
Less: Cost written off	-	-	-	-	(163,855)
Net costs in year	280	792,724	(6,741)	786,263	1,455,938
Balance January 31, 2002	$ 322,352	$ 4,474,655	$ (6,741)	$ 4,790,266	$ 4,004,003

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**
X ____ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER JNR RESOURCES INC..

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

WEB SITE www.jnrresources.com EMAIL info@jnrresources.com

FOR QUARTER ENDED JANUARY 31, 2002

DATE OF REPORT JUNE 14, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2002 / 06 /17
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 06 /17
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JNR RESOURCES INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

For the Year and Fourth Quarter Ended January 31, 2002

1. Current fiscal year-to-date:

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A:

SEE "SCHEDULE OF DEFERRED EXPLORATION COSTS" TO FINANCIAL STATEMENTS.

2. Aggregate amount of expenditures made, year to date, to parties not at arm's length from the issuer:

Administration costs:		
Management fees	$	31,500
Corporate services		22,100
Shared premises, office and telecom expense		16,260
	$	69,860

3. Summary of Securities Issued:

(a) Summary of securities issued during the most recent quarter:

Date of Issue	Type of Security	Type of Issue	Number Issued	Total Proceeds	Consideration	Commis-sion Paid
Nil						
Totals:				$		

(b) Options granted during the most recent quarter:

Granted To:	Date Granted:	Number of Shares Under Option	Exercise Price	Expiry Date
David Billard	January 4, 2002	225,000	$0.10	January 4, 2007

4. Summary of Securities As At the End of the Reporting Period:

(a) Authorized capital:

Authorized capital: 100,000,000 common shares, with no par value.

10,000 convertible preferred shares with a par value of $1.00. The Directors may deem the shares to be cumulative at the date of issuance.

(b) Summary of Shares Issued and outstanding:

Securities	Number of Shares		Value
Preferred Shares:			
For Morrison Petroleum Inc. common shares	309,375	$	309,375
Less:			
Converted to common shares	-306,375		(306,375)
	3,000		(3,000)
Common Shares:			
Issued: For cash	42,536,769		10,101,245
For mineral property interests	700,000		290,948
For finder's fees	205,300		53,825
On conversion of preferred shares	304,958		306,375
	43,747,027		10,752,393
Total share capital		$	10,755,393

(c) Summary of options, warrants and convertible securities outstanding:

Type of Security		Number Outstanding	Exercise Price Per Share	Expiry Date
Stock Options Outstanding:				
Employees' stock options	(3)	373,000	$0.15	April 21, 2004
Director's stock option	(1)	400,000	$0.15	October 6, 2004
Directors' stock options	(2)	560,000	$0.11	May 3, 2005
Directors' stock options	(3)	900,000	$0.10	March 7, 2006
Employee's stock option	(1)	75,000	$0.10	March 7, 2006
Employee's stock option	(1)	225,000	$0.10	January 4, 2007
		2,533,000		
Warrants Outstanding:				
Private placement 1/26/2000		1,250,000	$0.30	February 18, 2002
Private placement 02/22/2001		1,000,000	$0.15	March 23, 2002
Private placement 7/06/2000		666,667	$0.17	July 6, 2002
Private placement 10/25/2000		2,500,000	$0.15	October 25, 2002
Private placement 03/02/2001		1,100,000	$0.15	March 2, 2003
		6,516,667		

(d) **Shares held in escrow, or subject to pooling agreement:**

i. Held in escrow: 290,000
ii. Subject to pooling agreement: Nil

5. **Directors of the Issuer:**

Name of Director	Office Held
Richard T. Kusmirski	President
T. Andrew Parker	Secretary
Leslie S. Beck	

JNR RESOURCES INC. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year and Fourth Quarter Ended January 31, 2002

1. Description of Business

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan, and holds a minor property interest in the Province of Ontario.

2. Operations and Financial Condition

Operations

During the fourth quarter ended January 31, 2002, the Company's efforts continued to be concentrated on the exploration for uranium on its joint venture mineral claims, located in the Athabasca Basin area of northern Saskatchewan. The Company and its joint venture partner, Kennecott Canada Exploration Inc., have concentrated on the Lazy Edward Bay (Cree Lake) and Moore Lake property groups, respectively. The results from the 2001 programs on these property groups have been analysed, and the Company is encouraged by the results and management is optimistic regarding the longer term prospects of these properties.

Administration costs for the year to date are somewhat lower overall than those of the previous year. The higher costs for professional fees reflect increased legal fees associated with financings. Office wages and benefits are significantly lower in the current year, which may be seen by deducting the cost recoveries from the total for wages, the costs recovered being fieldwork wages charged to deferred exploration, some of which were recovered from the Company's joint venture partner. Shareholder relations costs were less than 50% of the previous year's, reflecting management's continuing efforts to reduce overhead costs. Income from fees charged in respect of operations conducted on behalf of the Company's joint venture partner further reduced the Company's operating loss, compared to the previous year. The charge during the year for Part XII.6 tax is a one-time item related to expenditures to incur C.E.E., which management does not anticipate will be repeated.

Related Party Transactions

(a) During the year, management fees of $31,500, were paid or accrued as payable to a director, who is also the Company's president;

(b) During the year, amounts totaling $38,360 were paid or accrued as payable to Infineer Services Inc., a company of which the sole shareholder is a director and the secretary of the Company, for corporate services ($22,100), office rent and expenses ($14,397) and for recovery of disbursements ($1,863).

(c) During the year, payments totalling $14,660 were received or accrued as receivable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp., a company related by common directors and officers.

(d) During the year, payments totalling $14,660 were received or accrued as receivable in respect of shared office staff payroll from United Carina Resources Corp., a company related by common directors and officers.

Corporate Matters

During the most recent quarter ended January 31, 2002, the Company granted a stock option to an employee/consultant to purchase up to 225,000 common shares at a price of $0.10 per share until January 4, 2007.

Properties

No significant property transactions occurred during the fourth quarter ended January 31, 2002.

Shareholder Relations

During the year, the Company did not conduct any unusual investor relations programs, but continued to conduct its normal shareholder relations activities. A generalized breakdown of those activities and their associated costs is contained in the table below.

Expenditure Category	4th Quarter	Year Ended 01/31/2002
News release dissemination	$ -	$ 4,776
Web site maintenance	700	2,450
Investor / mining conferences	-	244
Print media & uranium article reprints	-	465
Personnel costs	-	9,409
Total - Shareholder relations	$ 700	$ 17,344

(e) Subsequent Events

Subsequent to January 31, 2002, the Company entered into an agreement in which the Company has been granted an option to acquire from Consolidated Pine Channel Gold Corp. ("Pine") and United Carina Resources Corp. ("Carina") up to a 70% interest in mineral claims totalling 12,500 ha, located in the Fort a la Corne area of north-central Saskatchewan. The Company, Pine and Carina have common directors and officers. A 60% interest may be earned by the Company's issuance of 100,000 shares and, over a two year period, payments totalling $40,000 and expenditures totalling $200,000 on exploration of the claims. The Company may increase its interest to 70% by expending a further $300,000 on exploration on the claims by the third anniversary of the agreement.

Subsequent to January 31, 2002, the Company granted share purchase options to one employee and to three directors on a total of 750,000 shares, exercisable at $0.10 per share until May 17, 2007.

4. Financings

No financings were transacted by the Company during the fourth quarter ended January 31, 2002. During the first quarter ended April 30, 2001, the Company raised a total of $210,000 by way of the sale of its capital securities. The funds were raised through two private placement financings, the details of which are as follows:

(a) On March 23, 2001, the Company issued 1,000,000 units, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.10 per unit, pursuant to a private placement subscription agreement dated February 22, 2001. One warrant may be exercised to purchase one additional common share at a price of $0.15 until February 22, 2002.

(b) On April 26, 2001, the Company issued 1,100,000 units, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.10 per unit, pursuant to private placement subscription agreements dated March 2, 2001. One warrant may be exercised to purchase one additional common share at a price of $0.15 until March 2, 2003.

5. Liquidity and Solvency

The Company had net working capital deficiency of $127,740 as at January 31, 2002, which management anticipates will be erased upon completion of one or more financings currently being negotiated. It is anticipated that sufficient capital can be raised for the Company to meet its minimum operating needs and financial obligations for the ensuing year. The Company intends to continue conducting exploration programs on its Saskatchewan uranium prospect properties in concert with its joint venture partner, and to seek out and acquire new properties of interest.

File No. 82-4720

CIBC Mellon

June 20, 2002

To the Following Securities Commission(s):

BC Securities Commission
Alberta Securities Commission

02 JUL -3 AM 10:03

To the Following Stock Exchange(s):

Canadian Venture Exchange - BC

Dear Sirs:

RE: JNR RESOURCES INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 20th day of June, 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual General Meeting, Proxy Information Circular and Audited Financial Statements for the Year ended January 31, 2002
B) Proxy
C) Supplemental Mail Return Card

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal
Account Officer
Client Services

/gb

File No. 82-4720

JNR RESOURCES

THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

NEWS RELEASE

JUNE 25, 2002
No. 02-11

JNR RESOURCES INC. -- MOORE LAKE PROJECT UPDATE

Rick Kusmirski, President of JNR Resources Inc., is pleased to announce the initiation of the summer diamond drilling program on the JNR Resources/ Kennecott Canada Exploration Inc., Moore Lake uranium project.

Mobilization is underway and all exploration permits have been obtained. Drilling is expected to commence within the next few days. The program will follow-up the uranium mineralization that has been intersected in the general area of the 'Maverick zone'. It will consist of step-outs on diamond drill holes ML-23 & -24 and ML-03, as well as test targets identified by the recently completed geophysical program.

Holes ML-23 & -24 were drilled this past winter and intersected broad zones of significant radioactivity including mineralization in basement rocks, while drill hole ML-03, which was drilled two years ago, intersected 0.442% U3O8 (grade equivalent) over 9.2 metres at the unconformity. All three holes also exhibit a wide variety of geological and geochemical characteristics that are common to uranium deposits in the Athabasca Basin.

This program is being operated and financed by Kennecott. Its extent will in part be dependent upon the results of the initial follow-up holes. Results will be reported as they become available.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Richard T. (Rick) Kusmirski, President & Director

For further information, please call: (306) 249-3562

The TSE Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.